January 31, 2006



Mail Stop 4561

Mr. Timothy W. Simmons
President and Chief Executive Officer
Security Federal Corporation
1705 Whiskey Road South
Aiken, South Carolina 29803


Re:	Security Federal Corporation
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	File Number: 000-16120


Dear Mr. Simmons:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *







Form 10-K, filed June 29, 2005

Notes to Consolidated Financial Statements

Note 3 - Investment and Mortgage-Backed Securities, Available for
Sale, page 35

1. We note that you have both available for sale securities and held to maturity securities, as disclosed in Note 4, that have unrealized losses for 12 months or longer as of March 31, 2005. Please provide us with your comprehensive analysis describing how you determined that these mortgage-backed securities and agency securities were not other than temporarily impaired as of March 31, 2005. Refer to SAB
Topic 5M and include the following in your analysis:

* the nature and terms of each significant investment;
* the duration and the extent to which the market value has been less than cost;
* the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate;
* a schedule or table listing each individual security that had unrealized losses for 12 months or longer at March 31, 2005, including acquisition cost, carrying value and unrealized losses; and
* a rollforward of the schedule or table listed above for the period ended December 31, 2005.


* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3492, if you have questions regarding these comments.


Sincerely,


John P. Nolan
Accounting Branch Chief
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Mr. Timothy W. Simmons
Security Federal Corporation
January 31, 2006
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